UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 or 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) March 20, 2003

PEPCO HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-31403	52-2297449
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

701 Ninth Street, N. W., Washington, D. C	20068
(Address of principal executive offices	(Zip Code)

Registrant's telephone number, including area code (202) 872-3526

(Former Name or Former Address, if Changed Since Last Report)

Pepco Holdings, Inc.
Form 8-K

Item 7. Financial Statements and Exhibits.

(c) Exhibits

Exhibit No.	Description of Exhibit	Reference
99	Pepco Holdings, Inc. Presentation	Filed herewith.

Item 9. Regulation FD Disclosure.

Exhibit 99, attached hereto, is hereby incorporated by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PEPCO HOLDINGS, INC.
(Registrant)

March 20, 2003
DATE

By: A. W. WILLIAMS
Andrew W. Williams
Senior Vice President and
Chief Financial Officer